Mail Stop 6010

August 4, 2006

Mark A. Glazer
Chief Financial Officer
Vicor Corporation
25 Frontage Road
Andover, MA 01810

> **Re: Vicor Corporation**
> **Form 10-K for the fiscal year ended December 31, 2005**
> **Filed March 14, 2006**
> **File No. 0-18277**

Dear Mr. Glazer:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant